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                         [HOGAN & HARTSON L.L.P. LOGO]

                                                       111 SOUTH CALVERT STREET
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                                                          TEL (410) 659-2700
                                                          FAX (410) 539-6981
                                                            WWW.HHLAW.COM

                                  June 23, 2005


BY EDGAR AND FACSIMILE

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 6010
Washington, DC  20549

RE: AVALON PHARMACEUTICALS, INC.
    REGISTRATION STATEMENT ON FORM S-1
    FILED MAY 3, 2005
    FILE NO. 333-124565

Dear Mr. Riedler:

         On behalf of Avalon Pharmaceuticals, Inc. ("Avalon" or the "Company"), this letter is in response to the staff's letter of comment dated May 26, 2005 to Dr. Kenneth C. Carter, with respect to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"). In response to your letter, set forth below are your comments in italics followed by the Company's responses to your comments. Where indicated below, we have included changes to the disclosure in Amendment No. 1 to the Registration Statement, which we are filing contemporaneously with this response letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the prospectus, as revised in connection with the Company's filing of Amendment No. 1 to the Registration Statement.

         We have sent to your attention for delivery on June 23, 2005, courtesy copies of this letter and Amendment No. 1 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement. We have also included in that package the various supplemental materials that we refer to in this response letter as having been provided to the staff under separate cover. Pursuant to Rule 101(c)(2) of Regulation S-T and Rule 418(b) of Regulation C, we have submitted these supplemental materials and the correspondence relating thereto to the staff in paper format only and have not filed these materials in an electronic format with the staff, and we are requesting that the staff return to the Company's




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Mr. Jeffrey Riedler
June 23, 2005
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attention these materials and correspondence related thereto upon the conclusion of the staff's review of the Registration Statement.

General

       1. We note that you have filed confidential treatment for certain of your exhibits. In that regard, please be advised that comments related to your request for confidential treatment will be delivered under separate cover. We will not be in a position to consider a request for acceleration of effectiveness of this registration statement until we resolve all issues concerning the confidential treatment request.

              Response: The Company notes the staff's comment.

Comments Applicable to the Entire Prospectus

       2. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments.

              Response: The Company notes the staff's comment.

       3. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

              Response: The Company has included a price range of $10 to $12 in accordance with the staff's comment.

       4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

              Response: The Company supplementally advises the staff that the only graphic, visual or photographic information that the Company intends to use is the Company logo on the front and back cover pages of the prospectus and the graphic and visual presentations set forth on pages 42, 44, and 45 of the Registration Statement. We have included supplementally under separate cover a copy of the logo and each of these graphic and visual presentations.
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June 23, 2005
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       5.     Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

              Response: The Company notes the staff's comment.

Prospectus Summary, page 1

       6. We note your disclosure in this section relating to preclinical and clinical studies related to your AVN944 product. These types of disclosure are too detailed for proper inclusion in the summary. Instead, the disclosure in the summary should be limited to a discussion of the extent of testing, such as the drugs, indication(s) and current phase of testing. In that regard, please remove all of your disclosure on the results of your preclinical and clinical studies from this section.

              Response: The Company has limited its discussion of the results of its preclinical studies and clinical trial in the Prospectus Summary in response to the staff's comment. The Company believes that the revised disclosure provides information that prospective investors would find important in making an informed investment decision about the Company.

       7.     Please define the term "clinical stage biopharmaceutical company."

              Response: The Company believes the phrase "clinical stage
                        biopharmaceutical company" is an appropriate description of its current status because its lead compound, AVN944, has been administered to humans in a UK-based Phase I clinical trial. The Company is in the process of preparing an IND for filing with the FDA in the near future to conduct further human studies of AVN944 in the United States. Because the lead compound has been administered in the clinic, the Company believes its business is in the "clinical stage," and that this description creates an important distinction from companies whose drug candidates are only in early pre-clinical research.

       8. Please expand the discussion in the first paragraph to explain that your lead candidate was developed by and licensed from Vertex.

              Response: The Company has revised its disclosure in the first paragraph of

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June 23, 2005
Page 4


                        the Prospectus Summary to state that AVN944 was discovered by Vertex and licensed from Vertex in February 2005. Additionally, the Company has revised its disclosure under the section titled "AVN944 Program" of the Prospectus Summary to clarify that AVN944 was discovered by Vertex and that Vertex began conducting preclinical studies on AVN944 in September 1999 and concluded active experimentation on AVN944 in December 2004.

       9. Please clarify whether AVN944 was discovered by the use of AvalonRx.

              Response: Please see response to comment #8.

       10. Please expand the discussion under "AVN944 Program" to indicate whether Vertex conducted the preclinical studies and when these studies were conducted.

              Response: Please see response to comment #8.


       11. Please provide us with third party documentation to support the statistical and other information you make in the second full paragraph of the subsection entitled "AVN944 Program" and in the subsection entitled "B-Catenin Program." Please also provide similar materials for statistical and other related information you disclose in your Business section.

              Response: The Company has provided this documentation to the staff supplementally under separate cover.

Risk Factors, page 6

We will need substantial additional funding, which may not be available to us...," page 6

       12. Please revise this risk factor heading to reflect that your financial statements have been prepared as a going concern.

              Response: The Company has revised the risk factor heading to read as follows:

                        "WE WILL NEED SUBSTANTIAL ADDITIONAL FUNDING, WHICH MAY NOT BE AVAILABLE TO US ON ACCEPTABLE TERMS, OR AT ALL, AND OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS EXPRESSED
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Mr. Jeffrey Riedler
June 23, 2005
Page 5

                        substantial doubt as to our ability to continue as a going concern."

       13. We note your disclosure in your Liquidity and Capital Resources section that your cash, cash equivalents and market securities, together with the proceeds from this offering and revenue generated from your collaborations will be sufficient to fund your operations at least through the next twelve months. Please indicate how long you may continue to run your operations without the proceeds from this offering in this risk factor. Please also provide similar disclosure in your Liquidity and Capital Resources section.

              Response: The Company has added the following sentence to its disclosure under this risk factor and in its disclosure under the section entitled "Operating Capital and Capital Expenditure Requirements" of the Liquidity and Capital Resources section:

                        "Moreover, without the proceeds from this offering, or if we are unable to obtain alternative sources of funding, we do not expect to be able to fund our current operations past December 31, 2005."

"Our lead drug candidate, AVN944, is at an early stage of development, and we...," page 7

       14. Please revise this risk factor heading to reflect you currently have no products approved for commercial sale and do not expect to have any such approval for the next several years, if true.

              Response: The Company has revised the risk factor heading to read as follows:

                        "WE HAVE NO PRODUCTS APPROVED FOR COMMERCIAL SALE AND DO NOT EXPECT TO HAVE ANY PRODUCTS APPROVED FOR COMMERCIAL SALE FOR THE NEXT SEVERAL YEARS; OUR LEAD DRUG CANDIDATE, AVN944, IS AT AN EARLY STATE OF DEVELOPMENT, AND WE MAY NOT SUCCESSFULLY DEVELOP IT OR ANY OTHER FUTURE DRUG CANDIDATE INTO A COMMERCIAL PRODUCT."

"If we fail to enter into new strategic collaborations, we will not grow our revenue...," page 9

       15. You indicate that to date all of your revenue has been generated from strategic collaborations. Please identify any material strategic collaboration



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Mr. Jeffrey Riedler
June 23, 2005
Page 6

             you continue to rely on in this risk factor. In addition, to the extent you have not done so, in your Business section, please describe the material terms of any strategic agreements you have entered into and also file the agreements as exhibits to your registration statement.

             Response:      The Company has revised the risk factor in response
                            to the staff's comment to disclose by name its strategic collaborations with Sanofi-Aventis,
                            MedImmune (entered into on June 17, 2005) and
                            Medarex.

                            The Company's current disclosure in the Business section describes the terms of each of the Company's strategic agreements with various third parties to the extent such agreements are material to the Company's business. In addition, the Company has filed its strategic agreements with Sanofi-Aventis, MedImmune and Medarex as exhibits to the Registration Statement. The Company has not filed as exhibits to the Registration Statement its strategic agreements with the University of Virginia, the University of Louisville and various other academic or private research institutes because, in each case, these agreements do not currently obligate the Company to provide any royalty or milestone payments to these institutions. Additionally, with the exception of a grant of Federal funds through the University of Louisville, the Company does not currently derive any revenue from these agreements. The Company is planning to participate in a project with the University of Louisville and a consortium of other universities in which the Company would identify biomarkers to identify diabetes patients likely to develop end-stage renal disease. The Company expects to receive, as its share, a one-time grant of $475,000 in federal research funds through the Department of Energy. The Company does not consider the grant to render this contract material because it will be a one-time payment with no milestones or royalties, and there is no expectation that we will develop intellectual property that will benefit the Company.

"We may not be able to recruit and retain the experienced scientists and mangers...," page 11

       16. Please indicate if you maintain any key life insurance policies for any employees and the extent to which you have employment agreements with the personnel upon whom you rely.


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Mr. Jeffrey Riedler
June 23, 2005
Page 7


              Response: The Company has revised the risk factor in response to the staff's comment.

       17. Also, to the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave your company in the near future.

              Response: The Company has revised the risk factor in response to the staff's comment. No key personnel have indicated to the Company that they have current plans to retire or leave in the near future.

"If we are unable to obtain and enforce patent protection for our drug candidates...," page 13

       18. We note your disclosure that you have patent rights licensed from Vertex. Please specify for what product this patent relates to and the expiration date of the patent. In addition, in your section entitled "Intellectual Property and Patents" on page 48, please provide similar disclosure as well as a detailed discussion that provides the obligations and conditions necessary for you to maintain the patent from Vertex.

              Response: The Company has revised the risk factor and the section entitled "Intellectual Property and Patents" in response to the staff's comment.

"Because we must obtain regulatory approval to market our drug candidates in
....," page 15

       19. If you intend to file an IND application with any foreign governmental agency in the near future, please identify the country and agency. We note you intend to file an IND for one of your lead products in the second half of 2005 with the FDA.

              Response: The Company does not intend to file an IND application with any foreign governmental agency in the near future.

"Even if our drug candidates obtain regulatory approval, we will be subject to...," page 15

       20.    Please explain what "cGMP" stands for in this risk factor.


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Mr. Jeffrey Riedler
June 23, 2005
Page 8


              Response: The Company has revised the preceding risk factor in the
                        Registration Statement to define "cGMP."

"Our business involves animal testing," page 17

       21. Please revise this risk factor heading to indicate a consequence of your business using animal testing.

              Response: The Company has revised the risk factor heading to read as follows:

                        "OUR BUSINESS INVOLVES ANIMAL TESTING AND CHANGES IN LAWS, REGULATIONS OR ACCEPTED CLINICAL PROCEDURES OR SOCIAL PRESSURES COULD RESTRICT OUR USE OF ANIMALS IN TESTING AND ADVERSELY AFFECT OUR RESEARCH AND DEVELOPMENT EFFORTS."

"Purchasers in this offering will suffer immediate dilution," page 18

       22. We note the disclosure you include in the second bullet point on page 5 in the Summary Financial Data relating to the automatic conversion of your convertible preferred stock. Please revise this risk factor to account for the conversion of those preferred shares.

              Response: The Company has revised the risk factor in response to the staff's comment.

Use of Proceeds, page 22

       23. Please disclose more specific information of the proceeds you plan to use for the categories you list in this section. For example, disclose the approximate amount and timing of such expenditures. In addition, with regard to working capital, do you plan to expand your facilities or acquire new products or technologies? Please also indicate what stage in development of AVN944 you expect to be after the expenditure of these proceeds.

              Response: The Company has revised this section in response to the staff's comment.

Dividend Policy, page 22
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Mr. Jeffrey Riedler
June 23, 2005
Page 9

       24. Please revise this section to briefly disclose the restrictions pursuant to your agreements with the Maryland Industrial Development Financing Authority that prevents you from declaring dividends.

              Response: The Company has revised this section in response to the staff's comment.

Capitalization, page 23

       25. Please exclude, from the "pro forma" column, the effect of the conversion of the preferred stock and notes into common stock upon the closing of the offering. Please include these items only in the "pro forma as adjusted" column to show the distinction between events that have occurred, such as the subsequent issuance of convertible debt, from those that are contingent on the offering. Please revise your disclosures in other sections of the filing, accordingly.

              Response: The Company has deleted the "pro forma" column and revised the "pro forma as adjusted" column of the capitalization table and its disclosures in the other sections of the filing in response to the staff's comment.

Dilution, page 25

       26. Please reflect, as a separate line item in your dilution table, the effects of all equity and debt issuances subsequent to the balance sheet date from the pro forma effect of the conversion of preferred stock outstanding as of the balance sheet date.

              Response: The Company has revised the dilution table in response to the staff's comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Results Overview, page 28

Research and Development Expense, page 28

       27. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII - Industry Specific Issues - Accounting and Disclosure by



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Mr. Jeffrey Riedler
June 23, 2005
Page 10



              Companies Engaged in Research and Development Activities. You can find it at the following website address:
              http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

              Please disclose the following information for each of your major research and development projects:

              a. If you do not maintain any research and development costs by project, provide other quantitative or qualitative disclosure that indicates the amount of resources being used on each project;

              b. Since you cannot estimate anticipated completion dates or material cash inflows from each project, disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate; and,

              c. The risks and uncertainties associated with completing development on schedule and the consequences to operations, financial position and liquidity if the project is not completed timely.

              Response: The Company has revised this section in response to the staff's comment.

Contractual Obligations, page 33

       28. Please tell us and expand your disclosure to clarify the nature of contractual obligations that are excluded from the table because the payments are not fixed and determinable. Disclose, to the extent material the amount and timing payments that are reasonably likely to be paid. Additionally, please enhance your discussion of these potential payments within Liquidity and Capital Resources. Please refer to section IV of Financial Reporting Release 72.

              Response: The Company has reexamined its contractual obligations in light of the staff's comment and determined that such obligations are fixed and determinable. Accordingly, the Company has deleted former footnote #1.

       29. It appears that scheduled interest payments on long-term debt, other than equipment financing, are excluded from the table. Please include these interest payments in the table or disclose, and explain to us, why interest payments are excluded. If you believe that interest payments should be


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Mr. Jeffrey Riedler
June 23, 2005
Page 11


              excluded from the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of interest payments necessary to understand your future cash requirements. Please refer to section IV of Financial Reporting Release 72.

              Response: The Company has included scheduled interest payments on all of its long-term debt in the table and revised its footnote disclosure with respect to its long-term debt in response to the staff's comment.

Qualitative and Quantitative Disclosures About Market Risk, page 34

       30. It appears that your variable rate debt with MIDFA is subject to interest rate risk. Please provide the market risk disclosures required by Rule 305 of Regulation S-K related to variable rate debt or advise us.

              Response: The Company has revised its disclosure to add a
                        sensitivity analysis under Item 305 of Regulation S-K of the effect on the Company's variable rate debt of a hypothetical change in market interest rates.

Business, page 36

       31. We note your disclosure of the results of your preclinical and clinical trials throughout this section. Please revise your discussions to include appropriate caveats indicating that the results do not provide enough evidence regarding efficacy or safety to support an application with the FDA, that additional tests will be conducted and that subsequent results often do not corroborate earlier results.

              Response: The Company has revised its disclosure on pages 41 and
                        42 to insert the foregoing caveats in response to the staff's comment.

Clinical rationale, page 38

       32. Please identify the studies that support your statement that "[p]ublished studies with IMPDH inhibitors demonstrate that this approach can have desired effects on leukemia and myeloma." Please also provide us with a marked copy of the study supporting this statement.

              Response: The Company has provided this documentation to the staff supplementally under separate cover.
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Mr. Jeffrey Riedler
June 23, 2005
Page 12

Conventional Approaches to Drug Discovery, page 42

       33. Please provide us a copy of the Pfizer 2002 study estimating that only about 10% of human proteins belong to target classes shown to be previously addressable through conventional drug discovery approaches.

              Response: The Company has provided this documentation to the staff supplementally under separate cover.

Strategic Collaborations and Licenses, page 46
Vertex, page 46

       34.    Please disclose the expiration date of this agreement.

              Response: The Company has revised its disclosure in response to the staff's comment.

Aventis, page 46
Medarex, page 46

       35. Please expand your discussion of the agreements with Aventis and Medarex to include the following information as applicable:

              o All material rights and obligations of the parties to the agreement;

              o      Quantify payments received/made to date;

              o Quantify additional aggregate potential payments, including annual licensing/maintenance fees and milestone payments;

              o      Any revenue sharing arrangements; and

              o      Expiration date and termination provisions.

              Response: The Company has revised its disclosure to expand its description of its agreements with Aventis and Medarex in response to the staff's comment.

Management, page 54

       36. Please note that Item 401 of regulation S-K requires a brief description of the business experience of your officers and directors during each of the last five years. Please revise this section to include the applicable dates for Patrick Van Beneden.


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Mr. Jeffrey Riedler
June 23, 2005
Page 13

              Response: The Company has revised its disclosure to reflect the staff's comment.

Employment Agreements, page 59

       37. Please revise your disclosure to include the following to the extent applicable:

              o Are the annual salaries of each of the executive officers described in this section determined annually by the board?

              o Briefly describe any restrictive covenants, including the non-disclosure and non-competition obligations contained in each of the employment agreements described in this section

              Response: The Company has revised its disclosure to indicate that the annual salaries of each of the executive officers is determined annually by the board and to describe the non-disclosure and non-competition obligations of the executive officers contained in each of their employment agreements.

Principal Stockholders, page 68

       38. To the extent you have not done so, please provide the full name(s) of the natural persons or committee having voting, dispositive or investment powers over the shares held by each of your stockholders beneficially owning more than 5% of your common stock. For example, we note you have not provided this information for the following: (i) entities affiliated with AIG Global Investment Group; (ii) entities affiliated with GIMV N.V.;(iii) Sofinov Societe Financiere D'Innovation; (iv) entities affiliated with MDS Capital Corp.; and (v) entities affiliated with H&Q Healthcare Investors.

              Response: The Company has revised this section in response to the staff's comment.

Underwriting, page 75

       39. Please advise us if you are planning to conduct a directed share offering. If you are, please provide us with any material you intend to sell to potential purchasers such as a "friends and family" letter. Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the


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Mr. Jeffrey Riedler
June 23, 2005
Page 14

              procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

              Response: The Company is not planning to conduct a directed share offering. The Company and the underwriters, however, wish to advise the staff that the next amendment to the Registration Statement that the Company intends to file with the staff will contain disclosure that several existing stockholders of the Company, including some of the Company's largest institutional and venture capital investors who have representatives on the Company's board of directors, have indicated an intention to purchase up to $15 million worth of the shares offered in the offering, at the public offering price. This purchase, which would be through the underwriters, would constitute a substantial portion of the total shares offered. The underwriters will offer these shares to these stockholder/purchasers on the same basis and terms as the shares offered to other purchasers, except that these stockholder/purchasers will be required to agree not to sell or transfer the shares purchased in the offering for at least 90 days without permission of the underwriters. This 90-day lock up is in addition to the 180-day lock-up applicable to the shares these stockholder/purchasers currently own in the Company.

                        We expect to name these stockholder/purchasers in the prospectus and indicate the number of shares they intend to purchase and the terms of their purchase, including the lock-up terms. In addition we would propose to disclose the fact that these stockholder/purchasers have indicated an intention to purchase in the offering on the cover page of the prospectus. We would appreciate the staff's thoughts as to the approach we are proposing to take.

       40. Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and provide the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party web site. We may have further comments.
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Mr. Jeffrey Riedler
June 23, 2005
Page 15


              Response: The Company has been informed by its underwriters that they do not have arrangements with a third party to host or access the Company's preliminary prospectus on the Internet.

       41. If the lead underwriters or other members of the syndicate may deliver a prospectus electronically or otherwise offer and/or sell securities electronically, please tell us the procedures they will use and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

              Response: The Company has been informed by its underwriters that they do not intend to deliver prospectuses electronically or otherwise offer and/or sell securities electronically.

       42. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROM-s, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

              Response: The Company does not intend to use any forms of
                        prospectus other than print and has revised its disclosure in the prospectus to disclose this fact.

Financial Statements, page F-1

       43. Please update the financial statements as required by Rule 3-12 of Regulation S-X.

              Response: The Company has updated the financial statements as required by Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

       44. Please revise the report to indicate the city and state where issued as required by Rule 2-02(a) of Regulation S-X.

              Response: The Report of Independent Registered Public Accounting
                        Firm has been revised to reflect the staff's comment.


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Mr. Jeffrey Riedler
June 23, 2005
Page 16

Statements of Redeemable Preferred Stock and Stockholders' Deficit, page F-5

       45. Please tell us your basis for allocating the amortization of Series B offering costs and purchase stock warrants to additional paid-in capital and deficit accumulated during the development stage. Please cite authoritative literature to support your accounting treatment.

              Response: The terms of the Series B Convertible Preferred Stock
                        ("SERIES B STOCK") contain a redemption provision whereby during the period commencing in October 2006, the holders of the Series B Stock have the right to call for the redemption of their shares based upon the request of at least 60% of the then outstanding shares of Series B Stock. The redemption price, subject to certain equitable adjustments and anti-dilution protections, is the greater of $3.5276 per share, plus all accrued but unpaid dividends or 110% of the fair market value of the share. In accordance with ASR 268, Redeemable Preferred Stocks, securities subject to mandatory redemption requirements or whose redemption is outside the control of the issuer are required to be classified outside of permanent equity. EITF Topic D-98, Classification and Measurement of Redeemable Securities and SAB 64, Redeemable Preferred Stock provide that the initial carrying amount of redeemable preferred stock should be its fair value at the date of issue. We incurred substantial direct incremental costs as a result of the Series B Stock offering. These costs primarily relate to legal and placement agent fees. The compensation to the placement agent included the issuance of a warrant exercisable into shares of Series B Stock. The estimated fair value of the warrant and the other offering costs were netted against the proceeds received from the sale of Series B Stock thus reducing the fair value of the Series B Stock at the date of issue. SAB 64 states that "if fair value at date of issue is less than the mandatory redemption amount, the carrying amount shall be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date." Increases in carrying amount of the redeemable security are ideally effected by charges against retained earnings that are treated for calculations of earnings per share in the same manner as dividends on nonredeemable preferred stock (i.e., a reduction of earnings applicable to common stockholders). Since the Company does not have
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                        retained earnings, the increases in the carrying amount
                        of the Series B Stock are first charged to additional capital, to the extent there is any, and then to the deficit accumulated during the development stage.

Notes to Financial Statements

Note 3. Summary of Significant Accounting Policies - Revenue Recognition, page F-10

       46. Please tell us and expand your disclosures to clarify the factors you consider in assessing whether the milestone is a discrete substantive earning event.

              Response: During 2004, the Company recognized revenue from its collaboration partner for work performed and milestones achieved during 2004. During 2003, the Company signed an agreement for a feasibility study that was executed and completed in 2003. Prior to 2003, revenue had been derived from providing target genes to a single customer. Corporate revenues may include receipt of non-refundable license fees, milestone payments and research and development payments. Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collection is reasonably assured. When the Company has continuing performance obligations under the terms of the arrangements, payments received in advance of work performed are recorded as deferred revenue and recognized ratably over the performance period. Milestone payments are recognized as revenue when the milestones are achieved as set forth in the agreement, achievement of the milestone is acknowledged by the other party, no continuing obligation with respect to the milestone exists and collection is reasonably assured.

Note 6. Redeemable Convertible Preferred Stock, page F-15
Note 7. Stockholders' Deficit, page F-17

       47. To enable us to better understand your accounting for preferred stock, stock options and warrants, please provide us with an itemized chronological schedule detailing each issuance and any changes in terms from January 1, 2004 through the date of your response. Include the following information for each transaction:
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              a)     number of shares issued or issuable in the grant

              b)     purchase price or exercise price per share

              c)     any restriction or vesting terms

              d) the date and nature of any change to the original terms of the issuance or grant, including any anti-dilution features, and the related accounting treatment

              e)     your estimate of fair value

              f)     how you determine fair value

              g) the identity of the recipient and the relationship to Avalon

              h) the nature of any concurrent transactions with the recipient

              i) any recorded compensation element or beneficial conversion feature and the accounting literature which you relied upon

              Provide us with any objective evidence which you relied upon as support for your determination of the fair value of the underlying common stock at each grant or issue date. Highlight transactions with unrelated parties, if any, believed by management to be particularly evident of the fair value of common stock. Also, progressively bridge management's fair market value per share determinations to the current estimated IPO price per share. Tell us when discussions were initiated with your underwriters. If you do not have an estimated offering price in your next filing we may defer the evaluation of the stock-based compensation until your estimated offering price is specified. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

              Additionally, please provide the disclosures suggested by the AICPA Audit and Accounting Practice - Valuation of
              Privately-Held-Company Equity Securities Issued as Compensation.

              Response: Included in Annex A attached hereto is a schedule that shows in chronological order, the optionee, their relationship to Avalon, grant type, number of options granted and option price (post 1-for-5 reverse stock split to be effected prior to effectiveness of the Registration Statement), vesting period and fair value of the underlying shares of common stock (post 1-for-5 reverse stock split) for each option to purchase common stock issued since January 1, 2004. All of the options listed in the table were originally granted at the then current fair market value of the Company's common stock. In addition, since January 1, 2004 the Company has issued the following securities and/or effected the following changes to the terms of its outstanding capital stock:
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              o         In February 2005, the Company completed a financing with
                        its current investors pursuant to which the Company issued $4.8 million of unsecured convertible notes.
                        Under the original terms of notes, the notes converted into equity upon the earliest to occur of the closing of certain qualified financing events (including an initial public offering) or at maturity in February 2006. In addition, the original terms of the notes provided that in the event of an initial public offering, the outstanding convertible notes automatically convert into such number of shares of common stock as is determined by dividing the outstanding principal amount of the convertible note, plus interest accrued through the date of closing of the initial public offering, by the per share public offering price of the initial public offering. In all other circumstances, the outstanding principal amount of the convertible notes, plus interest accrued, converted into either shares of a newly created class of preferred stock or shares of the class of security being issued in a subsequent qualified financing based on the fair market value of securities then being issued as determined in good faith by the Company's Board of Directors. Pursuant to the February 2005 financing, investors also were entitled to receive warrants equal to 50% of the number of shares of new preferred stock or other securities issuable upon conversion of the convertible notes. No estimate of the fair value of the Company's equity was made in connection with this transaction since the financing provided that any valuation determination was to be deferred until the time of conversion. All participants were current preferred stock investors in the Company.

              o In April 2005, the Company revised the terms of its convertible notes issued in February 2005 and issued an additional $0.2 million of convertible notes. Under the revised terms of the notes, all of the notes convert into equity upon the earliest to occur of an initial public offering, the sale of the Company, or January 1, 2006. Upon the closing of an initial public offering prior to January 1, 2006, any outstanding convertible notes will be automatically converted into such number of shares of common stock as is determined by dividing the outstanding principal amount of the convertible


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                        note, plus interest accrued through the date of closing
                        of the initial public offering, by the per share public offering price of the initial public offering. In all other circumstances, the outstanding principal amount of the convertible note, plus interest accrued, will convert into shares of a new preferred security based on the fair market value of the new preferred as determined in good faith by the Company's Board of Directors. Under the revised terms of the notes, the obligation to issue the warrants was terminated. No estimate of the fair value of the Company's equity was made in connection with this transaction because the financing provided that any valuation determination was to be deferred until the time of conversion. All additional participants were current preferred stock investors in the Company.

              o On May 3, 2005, the Company amended its Amended and Restated Certificate of Incorporation to increase the initial conversion rate for its Series B Preferred Stock from 1 share of common stock per share of Series B Preferred Stock to 1.7638 shares of common stock per share of Series B Preferred Stock in the event outstanding shares of Series B Preferred Stock are converted in connection with an initial public offering prior to January 1, 2006. The amendment also eliminated the price per share and gross proceed thresholds for an initial public offering required to automatically convert the Company's Series A Preferred Stock and Series B Preferred Stock into common stock in the event that the Company completes an initial public offering prior to January 1, 2006. These changes had the impact of reducing the effective price per common share to $2.00 from $3.53 upon conversion in an initial public offering. The change in the initial conversion rate of the Company's Series B Preferred Stock and other changes in the terms of its Preferred Stock in May 2005 did not give rise to any accounting change (please see the response set forth below to the staff's comment #49).

              The Company's management employs a retrospective methodology to determine the fair value of its common stock. In the absence of a public trading market, and as a development-stage company with no significant revenues, the Company believes that it is appropriate to consider a range of factors to determine the fair market value of the common stock


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              at each option grant date. These factors include:

              o recent sales of the Company's equity securities to third parties;

              o consideration of the liquidation preference of the Company's preferred stock, and the relative economic and control rights associated with the preferred stock;

              o         review of major Company milestones; and

              o         review of the liquidity of the common stock.

              With regard to recent sales of the Company's equity securities, the Company's last round of equity financing concluded in January 2002. Shares of the Company's Series B preferred stock were sold to investors during 2001 and 2002 at a price of $3.53 per share. Changes to the Company's capital structure in May 2005 resulted in a change in the conversion ratio of the Series B preferred stock into common upon an initial public offering. This change results in an effective price of $2.00 per share of the Company's common stock ($10 after giving effect to the 1-for-5 reverse stock split to be effected prior to effectiveness of the Registration Statement).

              The Company initiated the process of going public and selected underwriters in March 2005. Market conditions for initial public offerings for biotechnology companies continue to be challenging and the success of this offering is uncertain.

              Based upon the midpoint of the filing range, we have an estimated offering price for our common stock of $11.00. Given the uncertainty of completion of the initial public offering and the significant overhang of liquidity preference of the Company's preferred stock, the Company continues to believe that all options have been granted with an exercise price equal to fair market value. Nonetheless, it is our intention to recognize a compensation charge for the difference between the mid-point of the initial public offering price range and the option exercise price for all options granted since June 1, 2004, beginning in the second quarter of 2005. The Company does not intend to take a compensation charge for 2004 and the first quarter of 2005 given


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                        the de minimis nature of such a charge during these
                        periods.

Note 11 - Collaborations, page F-21

       48. Please disclose the significant terms, including the termination provisions, of each material agreement.

              Response: The disclosure in Note 11 has been revised to reflect the staff's comment.

Note 14 - Subsequent Events, page F-22

       49. Please disclose, and explain to us, how you accounted for the increase in the initial conversion rate of the Series B Preferred Stock and other changes in terms to Preferred Stock in May 2005.

              Response: The change in the initial conversion rate of the
                        Company's Series B Preferred Stock and other changes in the terms of its Preferred Stock in May 2005 did not give rise to any accounting change. These changes related primarily to the conversion ratio of the Company's Preferred Stock upon an initial public offering and the Company pro forma as adjusted capitalization set forth in the Registration Statement reflects the post-May 2005 conversion rate of our Preferred Stock. In the event the Company does not complete an initial public offering by December 31, 2005, the terms of the Company's preferred stock, including their conversation rate, revert back to their pre-May 2005 form. The disclosure in Note 14 has been revised to indicate that there was no change in the Company's financial statements as a result of the May 2005 modifications to the terms of its Preferred Stock.

Exhibits

       50. Please file your remaining exhibits, including the legal opinion with your next amendment or as soon as it becomes available as we will review it prior to granting effectiveness of the registration statement.

              Response: The Company notes the staff's comment and expects to file its remaining exhibits with the next amendment to the Registration Statement.

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Page 23

                                     * * * *

         If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 or Stephanie D. Marks at (212) 918-3651.

                                        Very truly yours,

                                        /s/ MICHAEL J. SILVER
                                        Michael J. Silver


cc:  Kenneth C. Carter, Ph.D.
     Gary Lessing
     Tom G. David


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                                     Annex A

                                                         OPTIONS GRANTED
                                            GRANT       ------------------       OPTION      AGGREGATE                     FAIR
     OPTIONE         RELATIONSHIP           TYPE         AMOUNT(1)   DATE       PRICE(1)   OPTION PRICE     VESTING(2)   VALUE(1)
----------------------------------------------------------------------------------------------------------------------------------

James Meade           Employee            Incentive       40,000    02/03/04     $  2.00    $ 80,000.00      5 yrs         $  2.00
Paul Young            Employee            Incentive       29,025    02/03/04     $  2.00    $ 58,050.00      4 yrs         $  2.00
Alan Biloski(3)       Consultant        Non-Qualified      3,000    02/09/04     $  2.00    $  6,000.00    Immediate       $  2.00
Kathryn Strand        Employee            Incentive          200    04/06/04     $  2.00    $    400.00      4 yrs         $  2.00
Stephen Glanowski     Employee            Incentive        2,000    04/06/04     $  2.00    $  4,000.00      5 yrs         $  2.00
Alan M. Morocho       Employee            Incentive          600    08/03/04     $  2.00    $  1,200.00      5 yrs         $  2.00
David M. Davis        Employee            Incentive          150    10/05/04     $  2.00    $    300.00      5 yrs         $  2.00
Tamara Tatunchak      Employee            Incentive          200    12/07/04     $  2.00    $    400.00      4 yrs         $  2.00
David Bol             Employee            Incentive       29,025    04/06/05     $  4.00    $116,100.00      4 yrs         $  4.00
Alan Biloski (3)      Consultant        Non-Qualified     10,000    04/06/05     $  4.00    $ 40,000.00    Immediate       $  4.00
Glen Farmer           Employee            Incentive        3,000    05/09/05     $  4.00    $ 12,000.00      5 yrs         $  4.00
Steve Horrigan        Employee            Incentive        3,000    06/08/05     $  4.00    $ 12,000.00      4 yrs         $  4.00
Thomas Genna          Employee            Incentive        5,000    06/06/05     $  4.00    $ 20,000.00      5 yrs         $  4.00

(1) Reflects a 1-for-5 reverse common stock split to occur prior to effectiveness of the Registration Statement.

(1) Vesting schedule for option grants: 5 year vesting for options granted upon the hiring of a new employee; 4 year vesting for options granted based on performance/promotion.

(2) Alan Biloski is a consultant for Avalon and is currently under contract to provide professional advice related to potential strategic transactions.